OTCBB: MRDDF TSX-V: MAD FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711 www.mirandagold.com

MIRANDA ACQUIRES MINAGRANDE IN COLOMBIA

Vancouver, BC, Canada – May 8, 2013 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) announces the purchase of the Minagrande Project in the Antioquia department, Colombia. Minagrande project covers approximately 4,630 hectares and is located approximately 146 km northeast of Medellin and 10 km south of the Gramalote deposit. It lies within the Antioquia Batholith and within lineaments that extend south from the Gramalote area. Gramalote is an intrusion related gold deposit that is reported to contain a total of 2,535,493 measured and indicated ounces at a grade of 0.81g Au/t that currently is being explored by AngloGold Ashanti and B2Gold Corp.

The Minagrande project was targeted by Miranda for acquisition using lineament analysis of DEM (Digital Elevation Model) and TM (Thematic Mapper) inferred faults combined with ASTER (Airborne Space Thermal Emission Reflectance) alteration analysis. A coarse filter screen of ASTER alteration products showed that the Gramalote and Minagrande areas both contain supergene alunite which is probably an indirect indicator of system-related alteration. A finer filter screen of Aster-image-detected alteration showed probable hypogene illite that appeared to have a distribution that correlated to a northwest structure. Illite is stable clay in most significant gold systems. The northwest structure can also be seen in TM images. Reconnaissance prospecting showed anomalous gold mineralization in a granite-hosted northwest-trending fault zone with high-density fracturing and shear textures. This is the first targeted area funded for acquisition by the strategic alliance with Agnico Eagle Mines Limited. Additional work will determine whether this project meets the criteria of a Designated Property (see Press Release February 19, 2013).

Project Details

At Minagrande gold mineralization is hosted in granitic rocks of the Antioquia Batholith, with phases of medium grained granodiorite to tonalite and with local basalt dikes. Mineralization is associated with a northwest trending fault zone approximately 4 km long. The width of the fault zone can’t be determined at the surface. Only two samples were taken from the fault zone and they returned assays of 0.951 and 0.820 g Au/t. Additional sampling has been conducted and assays are pending. Bismuth occurs erratically with gold on the property.

There are other silicified shear zones and clay altered shear zones with anomalous gold that warrant further prospecting.

Minagrande may provide a target analogue for either a Gramalote style (oxidized intrusion-related fracture and vein swarms) or a San Ramon style deposit (mesothermal gold hosted by a shear/fault zone).

Early exploration work will include trenching and trench sampling to determine the width of the surface mineralization within the fault zone. A soil grid oriented to cross the strike of the 4 km fault zone will be conducted to indicate additional trenching targets and ultimately drilling.

Agreement Details

The agreement for Minagrande requires staged payments of US92,000. Miranda has already made the canon payment (government fees) and the application has been accepted by, and is pending registration with, the national mining registry. Upon completion of the payments, Miranda will own 100% of Minagrande with no other obligations.

Data disclosed in this press release, have been reviewed and verified by Vice President of Exploration Joseph Hebert, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing relationships with Agnico Eagle Mines Ltd., Montezuma Mines Inc., Navaho Gold Ltd., Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

"Kenneth Cunningham"

Kenneth Cunningham

President and CEO

For more information visit the Company's web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.